

April 9, 2013

Via E-mail
Thomas J. Baldwin
Chief Executive Officer
ROI Acquisition Corporation
601 Lexington Avenue
51ˢᵗ Floor
New York, NY 10022

  Re: **ROI Acquisition Corporation**
    Preliminary Merger Proxy Statement on Schedule 14A
    Filed March 13, 2013
    File No. 001-35437

Dear Mr. Baldwin:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. In your response letter, please provide your analysis of why your proposed issuance of common stock pursuant to the contemplated transactions does not require registration under the Securities Act of 1933. State any exemptions relied upon.

2. We note that pursuant to the Merger Agreement, the anticipated aggregate consideration to be paid to EveryWare stockholders will consist of (i) $107.5 million in cash and (ii) 10,440,000 shares of ROI common stock values at $10.00. However, we note that while this is the anticipated consideration to be exchanged, the Merger Agreement provides additional provisions for alternative amounts of cash and stock that may be exchanged as well as a provision for earnout shares and warrants. We note that ROI shareholders may exercise redemption rights that may alter the percentage ownership retained by respective parties, but that holders of "founders shares" of common stock and warrantholders do not

have redemption rights. Lastly, the proxy discloses that while there is no limitation on the percentage of shares that can be redeemed, EveryWare can ask for a certain amount of cash to remain in trust.

Please provide a table presenting the scenarios shareholders may encounter given the elements above including ownership percentages resulting from the different amounts of cash and stock. We note the ownership table currently included on page 3.

3. In the third bullet-point on page 2, you state that if ROI purchases shares through privately negotiated purchases, ROI could elect to use trust account proceeds to pay the purchase price in such transactions <u>after</u> the closing of the Merger Agreement. Please discuss how this will be accounted for in relation to the required cash consideration from the trust account to pay EveryWare shareholders in order to complete the Merger Agreement. For example, you state that "we could elect to use trust account proceeds." Please disclose any limitations or stipulations contemplated in the related agreements or otherwise.

4. On page 1 you state that 1,875,000 founder shares were issued to an affiliate of your Sponsor prior to ROI's initial public offering and subsequently transferred to Clinton Magnolia Master Fund, Ltd., your Sponsor. On page 3, for example, you state that 551,471 shares of outstanding ROI common stock "currently held by our Sponsor" could be subject for forfeiture in the future under certain circumstances. Please reconcile or clarify that only a portion of the total shares of common stock held by your Sponsor are subject to this forfeiture provision.

5. We note on page 3 that you include deferred underwriting discounts and commissions. Based on the financial statements line item of "Deferred underwriter fee," it appears that this amount total $2,250,000. Please revise your disclosure here to include the total amount of deferred fees payable to ROI's underwriter.

6. We note that throughout your disclosure you discuss the planned debt financing through senior secured notes for $250.0 million. However, it is not until page 111 under the heading "Acquisition Financing" that you describe this financing as taking place through a private placement transaction and clearly state that, while this financing is needed to ensure completion of the Business Combination, you have neither sought nor received a binding commitment from any source to provide the acquisition financing. Please revise your disclosure in earlier sections to reflect these facts. Additionally, please explain why you have not yet sought or received this necessary financing.

Questions and Answers About the Proposals for Stockholders and Public…, page 8

7. Please revise this section to include a question and answer portion addressing how a shareholder vote may affect their ability to exercise redemption rights. Please highlight that unlike most SPAC merger procedures, holders of ROI shares may elect to redeem his, her or its shares irrespective of whether he, she or it votes for or against the approval

of the Business Combination Proposal. As a result, the Merger Agreement can be approved by shareholder who will redeem shares and no longer remain shareholders leaving shareholders who chose not to redeem, holding shares in a company with a less liquid trading market, substantially fewer shareholders, less cash and the potential inability to meet listing standards of NASDAQ.

Why is ROI proposing the Warrant Amendment Proposal?, page 11

8. Please explain why approval of the Warrant Amendment Proposal requires the affirmative vote of the holders of at least 65% of the outstanding public warrants.

Why is ROI proposing the Incentive Plan Proposal?, page 12

9. Please revise this section to discuss in greater detail the planned incentives to be offered to officers, directors, employees and consultants under the plan. For example, provide greater detail about what constitutes the "proprietary interest" to be offered.

May ROI or the Sponsor, ROI's directors, officers, advisors or their affiliates…, page 14

10. In the last sentence of this section you state that your Sponsor, while permitted to, "will not purchase up to 1,500,000 units from ROI in a private placement at $10.00 per unit." Please elaborate on this point by disclosing, for example, whether there are any agreements in place between ROI and the Sponsor to assure this arrangement.

How will ROI's Sponsor, directors and officers vote?, page 15

11. In this section you disclose that your Sponsor holds 500,000 of your total of 7,500,000 public warrants and will vote in favor of the Warrant Amendment Proposal, but only if 65% is otherwise reached. Please revise your disclosure to reflect what remaining percentage of affirmative votes is required to achieve the required total of 65%.

What happens if the Business Combination is not consummated or is terminated, page 17

12. Please revise this section to discuss in greater detail the dissolution and liquidation of your trust account in the event that the Business Combination is not approved. Specifically, discuss the distribution of funds remaining funds to shareholders and other expenses, for example, whether funds will be distributed on a pro rata basis. We note that you reference an additional section providing information regarding termination rights, as well as, the risk factor on page 54. Disclose whether the pro-rate distribution in this instance is likely to be less than shareholders would receive if their shares were to be redeemed.

Risk Factors, page 40

Risks Related to EveryWare's Indebtedness, page 53

The combined company will have a substantial amount of indebtedness…, page 53

13. Please revise this risk factor to discuss the approximately $250.0 million of indebtedness held by EveryWare after giving effect to the Business Combination. Specifically, elsewhere in the disclosure you discuss the issuance of senior secured notes in relation to this debt. Expand to describe this proposed offering in relation to EveryWare's outstanding debt.

Risks Related to ROI and the Business Combination, page 54

Our working capital will be reduced if we purchase shares from public…, page 54

14. Please revise your disclosure to discuss the impact privately negotiated transactions to purchase shares after the closing of the Business Combination may have on public shareholders' control and voting interest, for example. Additionally, please clarify with which shareholders you intend to engage in these transactions.

Background of the Business Combination, page 99

15. We note that on page 100, you state that after your IPO on February 24, 2012, you commenced an active search for prospective businesses and assets to acquire, and that you began discussions with EveryWare on November 13, 2012. Please provide more detail regarding both ROI's efforts to find targets and any discussions held with potential targets. We note that "[r]epresentatives of ROI were contacted by numerous individuals and entities." Disclose the general business of the potential targets, the extent of negotiations and whether the board considered a merger with any of the targets a viable alternative to the Business Combination.

16. Each presentation, discussion or report held with or presented by an outside party that is materially related to the transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirement of Item 1015(b) of Regulation M-A. The requirement applies to both preliminary and final reports. Revise to summarize the presentation provided to Deutsche Bank Securities.

17. We note that on January 10, 2013, ROI summarized and presented due diligence findings to the board of directors. We note your disclosure on page 103 indicating that ROI's board received and considered financial projections for EveryWare. Please disclose these projections as well as any material assumptions underlying them and discuss how the board considered this information. We note that you did not quantify or otherwise assign relative weights to the factors considered by the board, including projections.

18. Please provide more insight into the reasons for and negotiations behind decisions regarding the ultimate amount and form of consideration for the Business Combination. We note the three factors considered to reach the proposed reductions. Please elaborate on, for example, your "evaluation of certain timing related to assumptions to 2013 and 2014 EBITDA." The disclosure should also describe the reasons for and negotiations behind the number of shares subject to earnout provisions.

ROI's Board of Directors' Reasons for the Approval of the Business…, page 103

19. Please revise the final paragraph on page 105 to discuss in greater detail the "various industry and financial data" including "certain financial analyses developed by ROI management in its financial model."

The Warrant Amendment Proposal, page 145

20. Please describe the purpose and effect of the amendments to the Warrant Agreement. Discuss background information or negotiations that led to this aspect of the proposed transaction.

Information about EveryWare, page 161

Competitive Strengths, page 163

Executive Compensation, page 175

21. You state that this section provides compensation pursuant to the scaled disclosure rules applicable to "emerging growth companies" under the rules of the SEC. Please tell us what basis you relied on in making the determination that EGC-scaled disclosure was appropriate in this instance taking into account the financial statements, ROI and EveryWare, as a SPAC and operating company, respectively, and the transaction disclosed through a proxy statement.

Discussion of 2012 vs. 2011 Actual and 2011 Pro Forma Results…, page 193

22. Please revise this section to provide a more detailed analysis of the reasons underlying each material quantitative change in operating measures from period to period. For example, provide expand your disclosure to include greater detail about why the cost of sales increased year-to-year, or discuss the reason three retails stores were closed in the U.K. related to the financial performance of the "International" segment. Where one-time events significantly affected results, please fully describe these events.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Assistant Director
Larry Spirgel

cc: Via E-mail
        Joel Rubinstein, Esq.
        Michael Pilo, Esq.
        McDermott Will & Emery LLP